AVEDRO, INC.

201 Jones Road

Waltham, Massachusetts 02451

February 11, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Irene Paik
Mr. Joseph McCann
Ms. Christine Torney
Ms. Angela Connell

RE:	Avedro, Inc.
Registration Statement on Form S-1
File No. 333-229306

Acceleration Request

Requested Date:	Wednesday, February 13, 2019
Requested Time:	4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Avedro, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on Wednesday, February 13, 2019, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant’s counsel may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Marc A. Recht and Courtney T. Thorne of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Marc A. Recht of Cooley LLP, counsel to the Registrant, at (617) 937-2316, or in his absence, Courtney T. Thorne at (617) 937-2318.

[Signature Page Follows]

Very truly yours, AVEDRO, INC.

By:	/s/ Reza Zadno
Name: Reza Zadno
Title: President and Chief Executive Officer

cc:	Thomas E. Griffin, Avedro, Inc.
Paul S. Bavier, Avedro, Inc.
Marc A. Recht, Cooley LLP
Nicole C. Brookshire, Cooley LLP
Courtney T. Thorne, Cooley LLP
Shayne Kennedy, Latham & Watkins LLP
Nathan Ajiashvili, Latham & Watkins LLP

[Company Signature Page to Acceleration Request]